Filed Pursuant to Rule 433
Registration Statement No. 333-151499
September 21, 2009
NYSE: ONB Common Stock Offering September 21, 2009 Old National Bancorp has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents Old National Bancorp has filed with the SEC for more complete information about Old National Bancorp and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling toll-free (866) 805-4128. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense. FREE WRITING PROSPECTUS (To Prospectus Supplement dated September 21, 2009 and the Prospectus dated June 6, 2008)

Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National's financial condition, results of operations, asset and credit quality trends, profitability and projected earnings. Forward-looking statements can be identified by the use of words "anticipate," "believe," "expect," "intend," "could," and "should," and other words of similar meaning. These forward- looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to, market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business, competition, government legislation and policies, ability of Old National to execute its business plan, including acquisition plans, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of our internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolution of litigation, other matters discussed in this presentation and other factors identified in the Prospectus, the Prospectus Supplement, Company's Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation. In addition, the individuals slides in this presentation are meant to be read in conjunction with the prospectus and prospectus supplement and in the context of the presentation as a whole.

Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Offering Terms Transaction Size: $150 million, subject to adjustment Offering: Common Stock Issuer: Old National Bancorp Over-Allotment Option: 15% Use of Proceeds: General corporate purposes and to support ongoing and future anticipated growth, which may include opportunistic acquisitions of other financial institutions, possibly including acquisitions (of failed or distressed financial institutions) from the FDIC Lead Manager: Sandler O'Neill + Partners, L.P. Co-Managers: Keefe Bruyette & Woods, Inc. SunTrust Robinson Humphrey

Why Now ONB is positioned for the future Market place disruption Consolidation opportunities

ONB Profile Old National Bancorp, celebrating its 175th anniversary in 2009, is the largest financial services bank holding company by asset size headquartered in the State of Indiana 179 financial centers and 230 ATM's located throughout Indiana, Western Kentucky and Southern Illinois One of the largest independent insurance agencies headquartered in the State of Indiana and the 14th largest bank-owned insurance agency in the country Balance sheet composition at 6-30-2009 Total gross loans - $4.5 billion Total assets - $8.0 billion Total core deposits - $5.7 billion Total shareholders' equity - $635 million One of the first to repay TARP CPP funds and buy back the associated warrant

Deposits / Local Unemployment Deposits / Local Unemployment 51.5% / 8.1% 1.3% / 11.6% 4.7% / 12.7% 0% / 10.0% 42.5% / 8.8% 0% / 9.9% % of ONB's Indiana deposits* / Regional unemployment Unemployment data provided by Indiana Department of Workforce Development and Bureau of Labor Statistics August 2009 Unemployment: Indiana = 9.9% Illinois = 10.0% Kentucky = 11.1% Ohio = 10.8% Michigan = 15.2% USA = 9.7% *Deposits based on 6-30-08 FDIC data, adjusted to include Charter One branches acquired by ONB in March, 2009 75% of ONB deposits are in Indiana--over half are in region with lowest unemployment

Strategic Imperatives Strategic Imperatives

Positioned for the Future Consistent application of conservative underwriting standards Strong loan quality relative to peers (2Q09) NPL's/Loans of 1.71% vs. peer average of 3.08% NCO's/Avg. Loans of 1.18% vs. peer average of 1.81% 90+ Days Past Due/Total Loans of .05% vs. peer average of ..21% C&D exposure at 3.7% vs. peer average of 11.8% Balance sheet flexibility Strong, low-cost core deposit funding base Loan to deposit ratio of 78.41% vs. peer average of 94.15% (2Q09)

Positioned for the Future Recent acquisitions show proven ability and disciplined approach to consolidation Identified areas for future earnings improvement Loan pricing Operating efficiencies Dedicated, experienced management team

Experienced, Executive Management Team Title Name Years in Banking/at ONB Prior Experience President and CEO Bob Jones 30 / 5 25 years at KeyCorp/Society, serving various functions Chief Financial Officer Chris Wolking 27 / 10 11 years at Old Kent, including treasury and wealth management Chief Banking Officer Barbara Murphy 40 / 4 15 years at Bank One N.A., including retail banking executive in local markets and integration executive for mergers/integration initiatives at the corporate level Chief Credit Officer Daryl Moore 30 / 30 30 years at Old National Chief Risk Officer Candice Rickard 20 / 8 12 years in public accounting, jr. partner, specializing in the banking industry Director of Corporate Strategy Jim Ryan 15 / 8 6 years at Old Kent, including treasury and investment management

Positive Trends vs. Expectations 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB Actual 0.3 0.34 0.34 0.29 0.3 0.26 0.1 0.08 0.15 Consensus Analyst Estimates* 0.27 0.31 0.32 0.14 0.29 0.27 0.11 0.06 0.06 *Mean consensus analyst estimates per First Call

Tangible Common Equity to Tangible Assets 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.0555 0.0596 0.0603 0.0644 0.0621 0.0606 0.0581 0.0523 0.0551 Peer Group Average 0.0674 0.068 0.0667 0.0675 0.0659 0.0659 0.0617 0.0618 0.0619 0.0721 See Appendix for Non-GAAP reconciliation and definition of Peer Group Pro Forma assumes $142.5 million of estimated net cash proceeds from the common stock offering invested in Fed funds sold (does not include out of pocket fees payable in connection with the offering) TCE impacted by cash acquisitions of St. Joseph Capital in 1Q07 and Charter One branches in 1Q09

M&A Strategy Disciplined financial process Focus on community banking, client relationships and consistent quality earnings Target geographic markets Mid-sized markets within or near existing franchise with average to above average growth rates In market community banks where significant cost saves could be achieved

ONB Franchise Footprint ONB Franchise Footprint ONB Headquarters

Target Acquisition Candidate Branch acquisition FDIC assisted transaction Whole bank purchase Must enhance Old National's mission of being a true "community bank" Must align both strategically and culturally Must meet/exceed financial targets Must pass rigorous due diligence process

NYSE: ONB Credit Quality

Lending Philosophies Consistent Conservative Committed

Conservative Lending Limits Borrower* Asset Quality Rating In-House Lending Limit* ($ in millions) 0 $25 1, 2, or 3 $20 4 $15 5 $10 6 (Watch) $7.5 7 (Special Mention) $5 In-house lending limits conservative relative to legal lending limit ONB's legal lending limit at 6-30-2009 = $110.1 million per borrower *Includes entire relationship with borrower

Commercial Loan Mix At June 30, 2009 Healthcare/Social Services Public Admin Manufacturing Educational Services Wholesale Trade Retail Other Real Estate Rental & Leasing Agriculture Construction 0.1 0.12 0.09 0.09 0.09 0.06 0.27 0.05 0.06 0.07 "Other" includes 15 different concentrations

Commercial Real Estate Mix Industrial-Owner Occupied Industrial-Non Owner Occupied Retail-Owner Occupied Office-Non Owner Occupied Office-Owner Occupied Multifamily Acquisition & Development Construction Other Retail-Non Owner Occupied 1-4 Family Residential Rentals-Non Owner Occupied 0.07 0.07 0.06 0.1 0.06 0.07 0.04 0.11 0.24 0.1 0.076 At June 30, 2009 "Other" includes 50 different concentrations

Construction and Land Loans to Total Loans 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.0415 0.043 0.0426 0.0388 0.036 0.0365 0.0321 0.0332 0.0369 Peer Group Average 0.1263 0.1278 0.1269 0.1283 0.1245 0.1225 0.1204 0.1216 0.1177 Peer Group data per SNL Financial See Appendix for definition of Peer Group

Total Real Estate Loans to Total Loans 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.5283 0.5257 0.5177 0.5107 0.5005 0.4994 0.4907 0.4935 0.4921 Peer Group Average 0.678 0.6756 0.6759 0.674 0.6737 0.6762 0.6786 0.6835 0.6891 Peer Group data per SNL Financial See Appendix for definition of Peer Group

Quarterly Net Charge-Offs 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.0031 0.0028 0.0079 0.0052 0.0135 0.0046 0.0114 0.0107 0.0118 Peer Group Average 0.0022 0.0028 0.0042 0.005 0.0067 0.0078 0.0129 0.0143 0.0181 Peer Group data per SNL Financial See Appendix for definition of Peer Group

Non-Performing Loans to Total Loans 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.012 0.0104 0.0087 0.015 0.0143 0.0146 0.0134 0.0167 0.0171 Peer Group Average 0.0051 0.0056 0.0073 0.0095 0.0115 0.0146 0.0206 0.0266 0.0308 Peer Group data per SNL Financial See Appendix for definition of Peer Group

90+ Day Delinquent Loans to Total Loans 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.0002 0.0005 0.0003 0.0003 0.0003 0.0004 0.0006 0.0005 0.0005 Peer Group Average 0.0014 0.0016 0.0017 0.0017 0.0017 0.0018 0.0023 0.0026 0.0021 Peer Group data per SNL Financial See Appendix for definition of Peer Group

NYSE: ONB Funding and Investments

Positioned for the Future Low-cost core deposit focused Market share driven

Funding Advantage Demand Deposits Money Markets NOW Savings Other Time Brokered CDs East 1045.6 452 1297.2 928.9 2005 69.9 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB Cost of Interest-Bearing Deposits (incl. Brokered CDs) 0.0347 0.0363 0.0359 0.0347 0.0311 0.0259 0.0203 0.0204 0.0183 0.0158 0.0148 Peer Group Average 0.0336 0.0347 0.0351 0.0357 0.034 0.0301 0.0243 0.0233 0.022 0.0197 0.0175 At June 30, 2009 Peer Group data per SNL Financial See Appendix for definition of Peer Group Deposit Mix

Loan to Deposit Ratio 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB 0.7844 0.8109 0.8298 0.8774 0.8829 0.8778 0.8811 0.7927 0.7841 Peer Group Average 0.9585 0.9719 0.9805 0.9898 1.0052 0.9994 0.9764 0.9446 0.9415 Peer Group data per SNL Financial See Appendix for definition of Peer Group

Loan Mix / Yields Commercial Commercial Real Estate HELOC Other Consumer Residential Real Estate ONB 1792.8 1124.4 271.9 883.9 473.6 At June 30, 2009 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 ONB Loan Yields 0.073 0.0729 0.0746 0.0751 0.0723 0.0681 0.0629 0.0611 0.0597 0.0521 0.0514 Peer Group Average 0.0741 0.0743 0.0742 0.0746 0.0723 0.0689 0.0623 0.061 0.0587 0.057 0.0529 Peer Group data per SNL Financial See Appendix for definition of Peer Group

Positioned for the Future Investments not a core asset Source of liquidity Manage interest rate risk

Classified Assets in Investment Portfolio ($ in millions) Book Value June 30, 2009 Market Value June 30, 2009 Credit Impairment YTD June 30, 2009 Corporate Bonds $4.3 $2.8 $- Pooled Trust Preferred Securities $37.4 $15.4 $10.3 Non-Agency Mortgage Backed Securities $103.6 $69.4 $- Totals $145.3 $87.6* $10.3** **Recorded Other-Than-Temporary-Impairment (OTTI) of $2.4 million in 1Q09 and $7.9 million in 2Q09 *Represents 3.4% of total market value of the investment portfolio at June 30, 2009

NYSE: ONB Why ONB

Why ONB ONB is positioned for the future Market place disruption Consolidation opportunities

NYSE: ONB Appendix

OLD NATIONAL BANCORP

The Old National Peer Group

Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB

Name	Ticker	Name	Ticker
1st Source Corp.	SRCE	International Bancshares Corp.	IBOC
AMCORE Financial, Inc.	AMFI	Irwin Financial Corp.	IFC
BancorpSouth, Inc.	BXS	MB Financial, Inc.	MBFI
Bank of Hawaii Corp.	BOH	National Penn Bancshares, Inc.	NPBC
Citizens Republic Bancorp, Inc.	CRBC	Park National Corp.	PRK
Cullen/Frost Bankers, Inc.	CFR	Republic Bancorp, Inc.	RBCAA
F.N.B. Corp.	FNB	S.Y. Bancorp, Inc.	SYBT
First Busey Corp.	BUSE	South Financial Group, Inc.	TSFG
First Commonwealth Financial Corp.	FCF	Susquehanna Bancshares, Inc.	SUSQ
First Merchants Corp.	FRME	Trustmark Corp.	TRMK
First Midwest Bancorp, Inc.	FMBI	UMB Financial Corp.	UMBF
FirstMerit Corp.	FMER	United Bankshares, Inc.	UBSI
Fulton Financial Corp.	FULT	Valley National Bancorp	VLY
Hancock Holding Company	HBHC	WesBanco, Inc.	WSBC
Integra Bank Corp	IBNK	Whitney Holding Corp	WTNY

NYSE: ONB COMMON EQUITY OFFERING 37

OLD NATIONAL BANCORP

Non-GAAP Reconciliations

(end of period balances- $ in millions)	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	2Q09 ProForma
Total Shareholders' Equity	$625.6	$647.4	$652.9	$675.4	$649.0	$635.4	$730.9	$631.8	$634.6	$777.1
Deduct: Goodwill and Intangible Assets	(192.8)	(191.9)	(191.0)	(190.3)	(188.7)	(187.8)	(186.8)	(205.6)	(204.0)	(204.0)
Tangible Shareholders' Equity	432.8	455.5	461.9	485.1	460.3	447.6	544.1	426.2	430.6	573.1
Deduct: Preferred Stock	-0-	-0-	-0-	-0-	-0-	-0-	97.4	-0-	-0-	-0-
Tangible Common Shareholders' Equity	$432.8	$455.5	$461.9	$485.1	$460.3	$447.6	$446.7	$426.2	$430.6	$573.1
Total Assets	$7,987.7	$7,832.5	$7,846.1	$7,723.5	$7,601.8	$7,568.3	$7,873.9	$8,356.1	$8,012.2	$8,154.7
Add: Trust Overdrafts	.2	.1	1.7	.1	.1	.3	1.0	.1	-0-	-0-
Deduct: Goodwill and Intangible Assets	(192.8)	(191.9)	(191.0)	(190.3)	(188.7)	(187.8)	(186.8)	(205.6)	(204.0)	(204.0)
Tangible Assets	$7,795.1	$7,640.7	$7,656.8	$7,533.2	$7,413.1	$7,380.9	$7,688.1	$8,150.6	$7,808.2	$7,950.7
Tangible Equity to Tangible Assets	5.55%	5.96%	6.03%	6.44%	6.21%	6.06%	7.08%	5.23%	5.51%	7.21%
Tangible Common Equity to Tangible Assets	5.55%	5.96%	6.03%	6.44%	6.21%	6.06%	5.81%	5.23%	5.51%	7.21%

Pro Forma assumes $142.5 million of estimated net cash proceeds from the common offering invested in Fed funds sold (does not include out of pocket fees payable in connection with the offering)

NYSE: ONB COMMON EQUITY OFFERING 38

Investment Portfolio ($ in millions) Book Value June 30, 2009 Market Value June 30, 2009 Market Value Mar. 31, 2009 Market Value $ Change U.S. Government Agencies-Senior Debentures Federal National Mortgage Association $565.3 $725.5 Federal Home Loan Mortgage Corporation 156.4 187.1 Federal Home Loan Bank 80.8 82.0 Federal Farm Credit Bank 23.8 24.9 Subtotal $834.8 $826.3 $1,019.5 $(193.2) U.S. Treasury $1.0 $1.0 - $1.0 Mortgage Backed Securities Issued or guaranteed by FNMA, FHLMC, GNMA $826.9 $841.8 $924.8 Nonagency guaranteed 246.6 189.8 209.2 Subtotal $1,073.5 $1.031.6 $1,134.0 $(102.4) Corporate Securities Trust Preferred $50.4 $23.7 $17.3 Other Corporate 118.9 119.5 113.9 Subtotal $169.3 $143.2 $131.2 $12.0 Municipal Securities $508.9 $522.7 $485.1 $37.6 Other Securities $72.0 $72.0 $76.9 $(4.9) Totals $2,659.5 $2,596.8 $2,846.7 $(249.9)

(At 9-21-09) Bank Outlook Holding Company Outlook Moody's A1 Negative A2 Negative S & P BBB+ Stable BBB Stable Fitch BBB+ Stable BBB Stable DBRS A (low) Stable BBB (high) Stable Long-Term Debt Ratings